OPTIMUMBANK HOLDINGS INC.

July 19, 2024

Securities and Exchange Commission

Division of Corporation Finance

Attention: Madeleine Joy Mateo and Susan Block

Re:	OptimumBank Holdings, Inc. Registration Statement on Form S-3
Filed April 26, 2024, as amended, File No. 333-278970

Ladies and Gentlemen:

Pursuant to the provisions of 12 CFR Section 230.461, OptimumBank Holdings, Inc., a Florida corporation, hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it becomes effective on July 23, 2024, at 9:00 a.m., or as soon as practicable thereafter or at such later time as we or our counsel may orally request. When the Registration Statement has been declared effective, please confirm that with our counsel, Richard Pearlman of Igler and Pearlman, P.A., at (850) 445-5564.

We thank you for your consideration of the foregoing.

Sincerely,

IGLER AND PEARLMAN, P.A.

/s/ Timothy Terry
Timothy Terry
Principal Executive Officer of OptimumBank Holdings, Inc.